15047372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68278

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave., 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff 212-602-7827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I David Portnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Financial Operations Principal

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2014

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brevan Howard US LLC:

We have audited the accompanying statement of financial condition of Brevan Howard US LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 26, 2015

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2014

Assets

Assets:		
Cash and cash equivalents	$	9,083,809
Accounts receivable		353,234
Security deposit		114,246
Other deposits and receivables		303
Fixed assets (net of accumulated depreciation)		113,415
Prepaid expenses		93,376
Deferred tax assets		802,574
Total Assets	$	10,560,957

Liabilities and Member's Capital

Liabilities:		
Accrued compensation and benefits	$	3,933,137
Deferred compensation payable		1,094,086
Accounts payable and other accrued expenses		581,663
Income taxes payable		109,114
Total Liabilities		5,718,000
Commitments and contingencies (notes 4 and 5)		
Member's capital:		
Member's capital		4,842,957
Total Member's Capital		4,842,957
Total	$	10,560,957

See accompanying notes to the statement of financial condition.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2014

(1) Organization and General

Brevan Howard US LLC (BHUSLLC or the Company), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited (BHBDHL), a company incorporated with limited liability under the laws of the Cayman Islands. BHUSLLC is an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP, a limited partnership established under the laws of Jersey, Channel Islands. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Income Taxes

The Company is treated as a corporation for tax purposes and is subject to federal, state and local taxes. The Company accounts for income taxes under the liability method in accordance with the Accounting Standards Codification (ASC) 740. Under the liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

Uncertainty in income tax positions is accounted for by recognizing in financial statements the benefit of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

The Company's federal, state and city income tax returns for the years 2011 – 2014 are subject to examination by tax authorities.

(c) Cash and Cash Equivalents

The Company defines cash and cash equivalents as short-term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase.

(d) ***Concentration of Risk***

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(e) ***Fixed Assets***

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense.

(f) ***Incentive Compensation Plans***

The fair value of the amounts payable to employees is recorded as deferred compensation payable on the Statement of Financial Condition.

(g) ***Employee Costs***

Discretionary bonuses to staff for services in 2014 are recognized as accrued compensation and benefits on the Statement of Financial Condition.

(3) Cash and Cash Equivalents

At December 31, 2014, the Company's cash is comprised of bank deposits in the amount of $9,083,809 of which $250,000 is federally insured.

(4) Commitments and Contingencies

Lease Commitments

590 Madison Avenue (9th Floor – Suite C), New York, New York

On July 1, 2013, the Company entered into a noncancelable agreement to lease office space at 590 Madison Ave (9th Floor – Suite C), New York, New York through an assignment and assumption of lease agreement also dated July 1, 2013. The assignment commenced July 1, 2013 and expires January 31, 2019. During 2014 the Company entered into a sublease agreement to lease 590 Madison Ave (9th Floor – Suite C) to a sub-tenant. The sublease agreement commenced on June 1, 2014 and expires on January 30, 2016.

The security deposit requirement of $111,840 for the lease of the 590 Madison Avenue (9th Floor – Suite C), New York, New York office space was satisfied by way of a letter of credit facility of $111,840 from JP Morgan Chase, N.A., with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

590 Madison Avenue (5th Floor), New York, New York

On May 14, 2012, the Company entered into a noncancelable license agreement to lease office space at 590 Madison Ave (5th Floor), New York, New York. The lease commenced May 14, 2012 and expired May 31, 2014.

590 Madison Avenue (9th Floor – Suite B), New York, New York

During 2014 the Company entered into an agreement to lease office space at 590 Madison Ave (9th Floor – Suite B), New York, New York. The lease commenced June 1, 2014 and expires January 31, 2019.

The future minimum payments under the leases for Suite B and Suite C are as follows:

		590 Madison Ave New York, New York
2015	$	555,133
2016		336,155
2017		312,869
2018		312,869
2019		26,072
	$	1,543,098

The future minimum sublease payments to be received under the lease for Suite C are as follows:

		590 Madison Ave New York, New York
2015	$	223,680
2016		18,640
	$	242,320

Contingencies

From time to time, the Company is involved in legal proceedings concerning matters arising in connection with the conduct of its business. The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, the Company accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information and advice of counsel, that the eventual outcome of such proceedings

will not have a material adverse effect on the Company's financial condition, results of operations or liquility.

(5) Indemnification

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(6) Related-Party Transactions

Payables

The Company had payables to affiliates in the following amounts as of December 31, 2014 recorded as accounts payable on the Statement of Financial Condition.

	Payables
BHUSIMLP	$ 319,346

(7) Fixed Assets

The following schedule details the cost, accumulated depreciation, and net book value of all fixed assets for the year ended December 31, 2014:

	Furniture and fixtures	Information technology	Total
Cost	$ 117,750	1,296,668	1,414,418
Accumulated depreciation	93,804	1,207,199	1,301,003
Fixed assets, net	$ 23,946	89,469	113,415

(8) Income Taxes

Deferred tax assets:		
Deferred compensation	$	492,698
Organization costs		302,655
Accrued expenses not currently deductible		45,605
Deferred tax assets		840,958
Deferred tax liabilities:		
Depreciation of fixed assets		38,384
Deferred tax liabilities		38,384
Less valuation allowance		—
Net deferred tax assets	$	802,574

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

On January 1, 2015, the Company made an election to be treated as a disregarded entity for U.S. federal and state tax purposes. As a result of this election, the Company will be subject to New York City Unincorporated Business Tax and will not be able to utilize deferred tax asset and deferred tax liabilities on the date the Company becomes a disregarded entity. As such, management considers no valuation allowance is necessary as of December 31, 2014

(9) Staff Retention and Incentivization Plans

The Company operates the Fund Growth and Conditional Award Plans (the Plans) for the retention and incentivization of its employees. The Fund Growth Plan allows employees to benefit from the growth in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period. The Conditional Award Plan allows employees to benefit from both the initial value of the award and the growth in value over a two year vesting period. The Conditional Award Plan can be referenced to various Brevan Howard Limited shares.

The Company may, at its sole discretion, elect not to pay all or any portion of any Award related to the Plans if as a result of making such payment, the Company reasonably believes that it would have net capital, as determined in accordance with SEC Rule 15c3-1, of less than 110% of (a) the maximum amount of net capital, as so determined, at which the Company would be required to submit a so-called "early warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2014

The fair value of the Fund Growth Plan awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares over the three year vesting period was $596,173 as of December 31, 2014.

Awards valued at $387,505 vested at December 31, 2014 and were paid in February 2015.

The fair value of the Conditional Awards as calculated by reference to the growth of the Net Asset Value of the notional shares of Brevan Howard Asia Fund Limited (BHA) was $497,912 as of December 31, 2014.

(10) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of November 1, 2011, FINRA approved the Company maintain a minimum net capital requirement of $250,000 pursuant to the Alternative Standard under SEA Rule 15c3-1(a)(1)(ii)(the Net Capital Rule). As of December 31, 2014, the Company had net capital of $3,365,809. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

(11) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 26, 2015, the date the financial statements were available to be issued.

Effective January 1, 2015, the Company became a fully owned subsidiary of BHUSIMLP.

On February 17, 2015 the Company made a capital distribution of $1,764,114 to BHBDHL.